                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   __________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SCHEDULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)


                              SEPRAGEN CORPORATION
                        -------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                        -------------------------------
                         (Title of Class of Securities)


                                   817316-110
                        -------------------------------
                                  CUSIP Number



Vinit Saxena                Eliezer Sternheim, Ph.D.       With a copy to:
President                      Avant! Corporation          Lisa Goldman, Esq.
Sepragen Corporation         46871 Bayside Parkway         Heller Ehrman White & McAuliffe
30689 Huntwood Drive           Fremont, CA 94538           2500 Sand Hill Road
Hayward, CA 94544               (510) 413-8894             Menlo Park, CA 94025
(510) 476-0650                                             (650) 234-4218
-------------------------------------------------------------------------------------------
                      (Name, address and telephone number
                         of person authorized to receive
                          notices and communications)


                                  May 28, 1999
                        -------------------------------
                         (Date of Event which requires
                           filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.





-----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















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                                                               Page 2 of 6 Pages



1)   Name of Reporting Persons and S.S. or I.R.S. Identification No.

     ELIEZER STERNHEIM

     Social Security No.: ###-##-####

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2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]  __________________________________________________________________

     (b) [ ]  __________________________________________________________________

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3)   SEC Use Only ______________________________________________________________

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4)   Source of Funds:  PF

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5)   [ ]  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

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6)   Citizenship or Place of Organization:  UNITED STATES OF AMERICA

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Number of           7)  Sole Voting Power
Shares                  662,611 SHARES OF CLASS A COMMON STOCK*
Beneficially        ------------------------------------------------------------
Owned by
Each                8)  Shared Voting Power
Reporting               NONE
Person With         ------------------------------------------------------------

                    9)  Sole Dispositive Power
                        662,611 SHARES OF CLASS A COMMON STOCK*
                    ------------------------------------------------------------

                    10) Shared Dispositive Power
                        NONE
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     662,611 shares of Class A Common Stock*
--------------------------------------------------------------------------------

12)  [ ]  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------

13)  Percent of Class Represented by amount in Row (11): 16.3%

--------------------------------------------------------------------------------

14)  Type of Reporting Person IN

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--------------
* Consisting of 520,833 shares of Class A Common Stock issued pursuant to a subscription agreement; 52,083 shares of Class A Common Stock issuable upon exercise of a warrant; 22,825 shares of Class A Common Stock issued pursuant to purchases on the open market between 3/5/99 and 4/1/99; and
  66,870 shares of Class A Common Stock issued pursuant to purchases on the open market between 4/4/99 and 5/28/99.
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                                                               Page 3 of 6 Pages

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the Class A Common Stock of Sepragen Corporation, a California corporation (the "Issuer"). As of December 31, 1998 (the most recent practicable date), there were 4,057,216 shares of Class A Common Stock issued and outstanding as reported on Issuer's 10-K filed on March 31, 1999. The address of the principal executive offices of the Issuer is 30689 Huntwood Ave., Hayward, CA 94544.

Item 2.   Identity and Background.
          This Statement is being filed by Eliezer Sternheim, Ph.D., whose business address is 46871 Bayside Parkway, Fremont, CA 94538. Mr. Sternheim works for Avanti Corporation, a developer of electronic design automation tools located at 46871 Bayside Parkway, Fremont, CA 94538.

          Mr. Sternheim has not, during the last five years, convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          Mr. Sternheim is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source of the funds, consisting of cash in the amount of $18,842.00, was the personal savings of Mr. Sternheim.

Item 4.   Purpose of Transaction.

          Securities of the Issuer were acquired for investment purposes. Except for the effect of exercise of the Warrant held by Mr. Sternheim to purchase additional shares of Class A Common Stock of the Issuer (the "Warrant"), Mr. Sternheim has no plans or proposals that relate or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

                                                               Page 4 of 6 Pages

        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Eliezer Sternheim is 662,611 shares of Class A Common Stock (or 16.3% of the outstanding shares of Class A Common Stock, including the shares issuable to Mr. Sternheim upon exercise of the Warrant for purposes of calculating such percentage) consisting of (i) 520,833 issued pursuant to the Subscription Agreement executed by Mr. Sternheim and the Issuer on November 27, 1998 (the "Subscription Agreement"); (ii) 52,083 shares issuable upon exercise of the Warrant issued to Mr. Sternheim on November 27, 1998; (iii) 22,825 shares of Class A Common Stock issued pursuant to purchases on the open market between March 15, 1999 and April 1, 1999; and (iv) 66,870 shares of Class A Common Stock, issued pursuant to purchases on the open market between April 4, 1999 and May 28, 1999. The Warrant is exercisable any time on or before December 1, 2001. The number of shares as to which there is sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition is 662,611 shares (or 16.3% of the outstanding shares of Class A Common Stock). Mr. Sternheim does not share power to vote or to direct the vote or to dispose or direct the disposition of such shares, except with respect to the effect, if any, of community property laws. There are no transactions


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                                                               Page 5 of 6 Pages


by Mr. Sternheim in the class of securities reported or that were effected during the past 60 days or since the most recent filing on Schedule 13D.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings, or relationships between Mr. Sternheim and any other person with respect to the securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

Exhibits 1 and 2 to Item 7 of Mr. Sternheim's Schedule 13D filed February 16, 1999 are hereby incorporated by reference.




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                                                               Page 6 of 6 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 1999


                                        By: /s/ ELIEZER STERNHEIM
                                            -------------------------
                                                Eliezer Sternheim